UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 7, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Startech Environmental Corporation

File No. 000-25312- CF#20328

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Startech Environmental Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on May 31, 2007, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to the Form 8-K filed on April 16. 2008.

Based on representations by Startech Environmental Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   until May 10, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel